Exhibit 99.1

NEWS RELEASE

Endeavour Silver Expands Its Reserves/Resources for 8th Consecutive Year

Vancouver, Canada – March 19, 2012 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) announced today that for the eighth consecutive year, the Company has grown its consolidated silver and gold reserves and resources.

Endeavour released today its updated NI 43-101 reserve and resource estimates to December 31, 2011 (see table below) for its two producing silver mines (the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State) and three exploration projects (the San Sebastian Project in Jalisco, Parral Project in Chihuahua and Arroyo Seco Project in Michoacán) in Mexico.

Endeavour more than replaced the Proven and Probable Reserves it depleted in 2011 and the Resources in all categories also increased as a result of our successful exploration and development programs. Gold reserves and resources increased more than silver reserves and resources because much of our exploration success last year was at Guanajuato where the gold grades are much higher than at Guanacevi.

The 2011 year-end reserve and resource highlights are as follows:

2011 Reserve/Resource Highlights

•	Silver Proven and Probable Reserves up 25% to 16.8 million ounces (oz);
Guanacevi 13.5 million oz and Guanajuato 3.3 million oz
•	Gold Proven and Probable Reserves up 69% to 67,500 oz;
Guanacevi 26,300 oz and Guanajuato 41,200 oz
•	Silver Equivalent Proven and Probable Reserves up 29% to 20.5 million oz;
Guanacevi 14.9 million oz and Guanajuato 5.6 million oz

•	Silver Measured and Indicated Resources up 32% to 36.1 million oz;
Guanacevi 19.9 million oz, Guanajuato 11.6 million oz, Parral 2.6 million oz, San Sebastian 2.0 million oz
•	Gold Measured and Indicated Resources up 47% to 267,600 oz;
Guanacevi 38,800 oz, Guanajuato 176,200 oz, Parral 47,200 oz, San Sebastian 5,400 oz
•	Silver Equivalent Measured and Indicated Resources up 36% to 50.8 million oz;
Guanacevi 22.1 million oz, Guanajuato 21.3 million oz, Parral 5.2 million oz, San Sebastian 2.2 million oz

•	Silver Inferred Resources up 18% to 35.1 million oz;
Guanacevi 15.0 million oz, Guanajuato 9.8 million oz, Parral 2.7 million oz, Arroyo Seco 5.2 million oz, San Sebastian 2.4 million oz
•	Gold Inferred Resources up 9% to 184,800 oz;
Guanacevi 27,200 oz, Guanajuato 114,100 oz, Parral 37,000 oz, Arroyo Seco 2,000 oz, San Sebastian 6,000 oz
•	Silver Equivalent Inferred Resources up 16% to 45.3 million oz;
Guanacevi 16.4 million oz, Guanajuato 16.1 million oz, Parral 4.5 million oz, Arroyo Seco 5.3 million oz, San Sebastian 2.7 million oz

o	Mineral resources are calculated exclusive of the mineral reserves
o	Proven Reserves are determined as being within 10 meters of underground development while Probable Reserves are a further 15 meters from underground development.
o	Mine plans are developed for the Proven and Probable Reserves and Measured and Indicated Resources but the Inferred Resources are discounted in the mine plans.
o	Mineral reserves have demonstrated economic viability whereas mineral resources do not
o	2010 silver equivalents based on 65:1 silver:gold ratio, base metals not included
o	2011 silver equivalents based on 55:1 silver:gold ratio, base metals not included
o	All assumptions used are listed at the bottom of the reserve and resource summary table

Bradford Cooke, Chairman and CEO, commented, “Endeavour enjoyed another strong year of organic growth of our consolidated silver and gold reserves and resources thanks to the success of our exploration and development programs.  Our talented exploration team continues to discover new, high grade silver-gold deposits year after year within historic Mexican silver districts.”

“Last year, it was the Daniela/La Joya/Belen discoveries in Guanajuato, the Milache discovery along the Santa Cruz vein north of the Porvenir Cuatro mine in Guanacevi, and several finds at San Sebastian that fueled our resource growth.  In 2012, Endeavour will focus on the organic growth of its reserves and resources through its ongoing strategic acquisition and exploration programs within the Guanacevi and Guanajuato districts.  We will also continue to seek exciting new district scale exploration opportunities (such as San Sebastian in 2010) in order to facilitate our future growth.”

Reserves and Resources (as of December 31, 2011)

Reserves Proven & Probable
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Proven
Guanacevi	773,000	304	0.65	7,555,500	16,200
Guanajuato	337,000	189	2.41	2,045,400	26,100
Total Proven	1,110,000	268	1.18	9,575,200	42,200
Probable
Guanacevi	799,000	231	0.39	5,935,400	10,100
Guanajuato	179,000	225	2.63	1,297,200	15,200
Total Probable	978,000	285	0.38	7,232,600	25,300
Total Proven & Probable	2,088,000	250	1.01	16,807,800	67,500

Resources Measured & Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Measured
Guanajuato	258,000	177	2.51	1,470,900	20,800
Total Measured	258,000	177	2.51	1,470,900	20,800
Indicated
Guanacevi	2,849,000	217	0.42	19,922,300	38,800
Guanajuato	2,539,000	161	2.20	10,128,300	155,400
San Sebastian	307,000	199	0.55	1,968,000	5,400
Total Indicated	5,695,000	175	1.09	32,018,600	199,600
Total Measured & Indicated	5,953,000	175	1.15	33,489,500	220,400

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	2,013,000	217	0.40	14,050,900	26,200
Guanajuato	1,783,600	167	1.92	9,586,700	110,200
San Sebastian	354,000	211	0.52	2,404,100	5,900
Total Inferred	4,150,600	195	1.07	26,041,700	142,300

Silver-Gold-Lead-Zinc Resources (as of December 31, 2010)
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%

Resources Indicated
Parral	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86
Total Indicated	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Inferred
Guanacevi	307,000	98	0.10	962,900	1,000	1.73	3.32
Parral	1,303,000	63	0.88	2,658,900	36,900	2.55	2.28
Arroyo Seco	738,000	220	0.07	5,220,000	1,700	0.65	0.18
Total Indicated	2,348,000	117	0.52	8,841,800	39,600	1.85	1.76

Notes:
1. Reserve cut-off at Guanacevi is 158 g/t Ag
2. Reserve cut-off at Guanajuato is 111 g/t Ag
3. Mining width is 2.0 meters
4. Dilution is 15% after it has been diluted to a minimum mining width if required
5. Resource cut-off for the Guanacevi and Guanajuato projects is 100 Ag eq
6. Reserve and Resource Silver equivalent is 55:1 for Silver to Gold
7. At the Parral project a cut-off using NSR of $40 is used with the prices listed below
8. The cut-off used for Arroyo Seco was 100 g/t Ag

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

Endeavour exploration personnel prepared the updated resources to December 31, 2011 for the exploration projects at Guanacevi and Guanajuato mines and San Sebastian. The Parral and Arroy Seco resources were estimated at the end of 2010 and remain unchanged from that time.

Endeavour retained Micon International Limited (Micon) to update the reserves and resources for the Guanacevi and Guanajuato mines and to audit resources generated from exploration projects around the mines (i.e. Guanacevi and Guanajuato) and also for the San Sebastián project.  The Qualified Persons for

Micon are William J. Lewis, B.Sc., P.Geo., Charley Murahwi, M.Sc., P.Geo, FAusIMM,  and Ing. Alan J. San Martin MAusIMM(CP).  Micon’s report for the Guanacevi and Guanajuato mines and the San Sebastián project will be completed and filed on SEDAR before the end of March.  The Arroyo Seco report was authored by David St. Clair Dunn B.Sc.,P.Geo and Barry Devlin M.Sc., P. Geo, both of whom are Qualified Persons, and the report was previously filed on SEDAR.

These reserve and resource statements were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards and definitions on Mineral Resources and Reserves and the guidelines of NI 43-101.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.